MONARCH PLAZA SUITE 1600 3414 PEACHTREE ROAD N.E. ATLANTA, GEORGIA 30326 PHONE: 404.577.6000 FAX: 404.221.6501
WWW.BAKERDONELSON.COM

MICHAEL K. RAFTER

Direct Dial: 404-443-6702

Direct Fax: 404-238-9626

E-Mail Address: mrafter@bakerdonelson.com

September 25, 2009

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

Washington, DC 20549

Re:	The GC Net Lease REIT, Inc.

Amendment No. 1 to Form S-11

File No. 333-159167

Filed August 19, 2009

Dear Ms. Garnett:

On behalf of our client, The GC Net Lease REIT, Inc. (the “Company”), we are submitting this letter regarding the Company’s Registration Statement on Form S-11 filed on May 12, 2009. This letter includes our response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to Kevin Shields of the Company dated September 11, 2009 (the “Comment Letter”). The headings and paragraph numbers below correspond to those of the Comment Letter. We have reproduced the Staff’s comments and included our responses below each comment. Any revisions noted will be made in Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-11, which we expect to be filed with the Commission on the date of this letter.

General

1.        We note your response to comment 4 of our letter dated June 10, 2009. Please tell us the number of investors that made purchases after the filing of your initial registration statement and whether those purchasers had substantive pre-existing relationships with the sponsor. To the extent they did not have pre-existing relationships, describe to us in more detail how these purchasers were contacted about the private placement. Tell us how you will ensure that subsequent purchasers become interested in the private placement by means other than the registration statement, other than a general solicitation, and consistent with Section 4(2). Please provide us with a copy of your private placement memorandum. Also, of the broker-dealers that have participated in the private placement, please tell is if they will also participate in your public offering.

RESPONSE: In response to this comment, we note that, as of the date of this letter, eight investors had purchased shares in the Company’s private offering after the filing of the Company’s initial registration statement on May 12, 2009. Four of those investors had a pre-existing relationship with the Company’s sponsor. The four investors that did not have a pre-existing relationship with the Company’s sponsor were contacted about the private placement through the broker-dealers that are participating in the private offering (through executed participating dealer agreements), and such investors were provided copies of

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

September 25, 2009

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the Confidential Private Placement Memorandum dated February 20, 2009, as supplemented to date (PPM). None of these investors were provided with a copy of the registration statement. The Company will ensure that subsequent purchasers become interested in the private placement by means other than the registration statement, other than a general solicitation, and consistent with Section 4(2) by the following means:

•

Investors in the private placement offering will receive a copy of the PPM, describing in detail the terms of the private placement offering and the Company, which PPM makes no reference to the registration statement or contemplation of filing a registration statement.

•

Investors in the private placement offering are required to complete a Purchaser Questionnaire and Subscription Agreement relating specifically to the private placement offering making the representation that he or she relied exclusively on information contained in the PPM.

•

None of the Company, the sponsor or the dealer manager will provide a copy of the registration statement to any investor in the private placement offering, nor will they direct any investor to the registration statement.

•

Each investor that purchases shares in the private placement offering will be required to make a representation in the Subscription Agreement that he or she did not receive or read a copy of the registration statement in connection with his or her investment.

•

The private placement offering is a completely separate offering from the proposed public offering and participation by broker-dealer firms in the private placement offering will not entitle such broker-dealer to participate in the public offering without signing a new participating dealer agreement relating to the public offering.

•

To date, the Company has not provided a red herring prospectus or the proposed new participating dealer agreement to any broker-dealer personnel or otherwise engaged in any marketing efforts relating to the public offering.

We have provided a copy of the PPM to you upon filing this response letter, and, pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 83 of the Commission’s FOIA rules, we request that such materials be kept confidential and returned to the Company upon completion of your review. Of the broker-dealers that are participating in the private offering, none have been provided with or executed a participating dealer agreement to participate in the public offering. Since the Company has not had discussions with the broker-dealers about the public offering and no participating dealer agreement has been provided to the broker-dealers, the Company has no knowledge of whether or not such broker-dealers intend to participate in the public offering. We respectfully request that you clear this comment.

Risk Factors, page 19

We are a public company…., page 22

2.        The risk associated with being a public company affects companies across industries. Please revise to clarify how the risk is specific to you or remove this risk factor as it appears broad and generic.

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

September 25, 2009

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RESPONSE: In response to this comment, we removed the risk factor. We respectfully request that you clear this comment.

Our Real Estate Investments, page 45

The Griffin Properties, page 45

3.        We note the revised disclosure that the Griffin properties are generating $4.2 million in annual base revenues which will help to defray your start-up cost. To provide balance, please disclose the net operating income from the two properties and the total operating cost related to such properties.

RESPONSE: In response to this comment, we revised the bullet point to note that the Griffin properties are generating annual operating income of approximately $3.7 million, with annual operating costs of approximately $929,000 related to the properties. We note that the annual operating costs consist of property management fees of approximately $146,000, asset management fees of approximately $408,000 and a property tax accrual of approximately $375,000. We note that property taxes are paid directly by the respective tenant of the property, but are treated as a liability of the Company, and the tenant obligation, pursuant to the lease, is reflected as an operating expense reimbursement in revenue. We respectfully request that you clear this comment.

4.        We note that as support for paying more than the cost to the affiliates, you have cited the recent refinancing of the two properties. Considering the maturity dates of the two debt obligations, please revise to clarify how the refinancing supported payment of a premium over the affiliates’ investment cost.

RESPONSE: In response to this comment, we revised this language to note that the Company’s board of directors considered the terms of the mortgage debt related to the two properties, including the relevant maturity dates, interest rates, prepayment provisions, among other terms, when determining that substantial justification existed for a purchase price in excess of the cost of the properties to the Griffin affiliates. We respectfully request that you clear this comment.

5.        We note the reference to the fairness opinion provided by Robert A. Stanger & Co. Please revise to clarify if the opinion also considered the debt you acquired as part of the contribution transactions.

RESPONSE: In response to this comment, we revised this reference to the fairness opinion, to note that in the course of rendering such opinion, Robert A. Stanger & Co. (“Stanger”) reviewed the terms of the outstanding mortgage debt related to the two properties. We respectfully request that you clear this comment.

6.        We note your response to comment 23 and the revised disclosure of cost and improvements totaling $36 million. When the $20.2 million in equity invested is subtracted from the total cost and improvements, it appears that about $15.8 in cost and improvements remain outstanding. We further note that the related debt you will assume is $34.16 million, which is significantly greater than the cost and improvements that were outstanding and the amounts obligated to tenant improvements. Please revise to clarify how the noted difference was utilized.

RESPONSE: In response to this comment, we note that, as disclosed in the prospectus, the combined basis in the two properties to the Griffin affiliates was approximately $36 million. The total mortgage debt assumed amounted to approximately $34.16 million when assumed by the Company. Contrary to your statement that the related debt is “significantly greater than the cost and improvements,” the related

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

September 25, 2009

4 of 8

mortgage debt is approximately $1.84 million less than the Griffin affiliates’ total basis in the two properties, which includes the cost of the properties to the Griffin affiliates plus improvements.

Attempting to subtract the net equity contribution of $20.2 million from the Griffin affiliates’ total basis in the properties of approximately $36 million does not provide an appropriate means for a prospective investor to evaluate the substance of the contribution transactions. The proper determination of equity value for the contribution of the two Griffin properties has no relationship to the cost of the properties and the subsequent improvements; rather, equity value was determined by subtracting the outstanding principal of the mortgage debt from the assigned values of the two Griffin properties on the date of contribution. The two properties were valued at approximately $54.36 million when contributed to the Company. As disclosed in the prospectus, when the mortgage debt of $34.16 million assumed is subtracted from the total valuation of approximately $54.36 million, one arrives at the net equity contribution of $20.2 million, which net equity contribution was supported by the fairness opinion prepared by Stanger.

As we believe the current prospectus disclosures accurately and sufficiently disclose the details of the contribution transactions, including the original cost and improvements, we respectfully request that you clear this comment.

The Advisory Agreement, page 72

7.        We note your response to comment 30 and reissue the comment. Please revise to clarify if the advisor is permitted to have third parties find, evaluate, and recommend investment opportunities. If so, please clarify whether the advisor would be entitled to both the acquisition fee and reimbursement for the noted third party expense.

RESPONSE: In response to this comment, we revised this disclosure to clarify that the advisor is permitted to have third parties find, evaluate and recommend investment opportunities, and that the advisor may be entitled to both the acquisition fee and reimbursement for relevant third party expenses in such a transaction. We respectfully request that you clear this comment.

8.        We note your response to comment 31. Please revise to clarify if you are also responsible for your officers’ salaries, in addition to the fees payable to your advisor. Also, please clarify if your use of “directly engaged” means the personnel provides services only for your operations. If not, clarify how you will determine the amount to reimburse for such personnel.

RESPONSE: In response to this comment, we revised the disclosure to note that personnel costs for which the Company is responsible to reimburse its advisor may include the costs of certain of the Company’s officers. We note that the term “directly engaged” is used in the advisory agreement and does not limit the ability of certain advisor personnel, including certain of the officers, to work on matters related to other programs sponsored by the sponsor, in addition to working on matters related to the Company. Management of the Company’s advisor will periodically review the time spent by each employee and certain of the officers that work on matters related to the Company and allocate a ratable portion of such employee’s or officer’s cost, including salary, to the Company based on the amount of time spent on matters related to the Company relative to the amount of time spent on matters related to other programs sponsored by the Company’s sponsor. We respectfully request that you clear this comment.

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

September 25, 2009

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Management Compensation, page 83

9.        We note your response to comment 34. We also note, however, that a merger or other business combination is identified on page 51 as one of the liquidity events that you may pursue. Please disclose, by footnote or otherwise, that you cannot predict what, if any, fees the board of directors will authorize upon a business combination with another entity, as stated in your response.

RESPONSE: In response to this comment, we added a footnote to the management compensation table that states that the Company cannot predict what, if any, fees the board of directors will authorize upon a business combination with another entity in connection with a future liquidity event. We respectfully request that you clear this comment.

Conflicts of Interest, page 90

10.        We note your response to comment 38 and partially reissue the comment. Please revise to clarify if there is any limitation on the price, such as fair market value, at which you may sell assets in a related party transaction.

RESPONSE: In response to this comment, we revised this disclosure to note that there are no limitations on the price at which the Company may sell assets in a related party transaction. We respectfully request that you clear this comment.

Other Private Programs and Sponsor Investments, page 115

11.        Please revise the last bullet point to clarify that the property has been contributed to you.

RESPONSE: In response to this comment, we revised the bullet point to clarify that the property has been contributed to the Company. We respectfully request that you clear this comment.

Federal Income Tax Considerations, page 117

12.        Please revise the disclosure under Opinion of Counsel to more accurately reflect counsel’s opinion regarding your REIT qualification. Specifically, we note that counsel will opine that you have been organized in conformity with the requirements for qualification and taxation as a REIT pursuant to sections 856 through 860 of the Code beginning with the Company’s taxable year ending December 31, 2009, and your organization and proposed method of operation will enable you to meet the qualifications and requirements for taxation as a REIT under the Code for your taxable year ending December 31, 2009 and thereafter.

RESPONSE: In response to this comment, we revised this disclosure to note that counsel will opine that the Company has been organized in conformity with the requirements for qualification and taxation as a REIT pursuant to Sections 856 through 860 of the Code beginning with the Company’s taxable year ending December 31, 2009, and the Company’s organization and proposed method of operation will enable it to meet the qualifications and requirements for taxation as a REIT under the Code for its taxable year ending December 31, 2009 and thereafter. We respectfully request that you clear this comment.

Distribution Policy and Distributions, page 144

13.        We note the disclosure that all distributions paid “related to the second quarter of 2009 were paid

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

September 25, 2009

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from proceeds raised in this offering.” It is not clear how this offering is the source for the distribution since this offering has not occurred. Please revise to clarify and disclose the source used to fund all historical distributions, including those paid in both the second and third quarter.

RESPONSE: In response to this comment, we revised this disclosure to note that second quarter distributions were paid from proceeds raised in the private offering of the Company’s shares, not this public offering. We revised this disclosure to clarify and disclose the source of second and third quarter distributions, with third quarter distributions having been funded by proceeds raised in the private offering and operating cash flows generated by the Griffin properties. We respectfully request that you clear this comment.

Audited Financial Statements

Consolidated Balance Sheet at December 31, 2008, page F-3

14.        Please amend your filing to recast your prior period end balance sheet for the retrospective application of SFAS 160 in accordance with paragraph 5. In addition, please also update your disclosures within footnote 2. Summary of Significant Accounting Policies and elsewhere in the prospectus to indicate such retrospective application.

RESPONSE: In response to this comment, we note that the balance sheet and the related notes to the financial statements have been recast to retroactively apply SFAS 160. The balance of the limited partnership units presented on the balance sheet of the Company have been reclassified from minority interest to noncontrolling interest, and are now a component of permanent equity. The disclosures have been updated to reflect this retroactive change in both footnote 2, Summary of Significant Accounting Policies, and the addition of footnote 3, Noncontrolling Interests. We respectfully request that you clear this comment.

Unaudited Pro Forma Financial Information

Adjustments to the Unaudited Pro Forma Condensed Consolidated Financial Statements

15.        We note your response to comment 58 and reissue the comment. Your pro forma consolidated statements of operations should include separate columns for the historical results of operations for each of the entities involved which agree to other information provided within your filing, including the 3-14 financial statements of Renfro. A separate column should be presented which includes adjustments to the historical amounts to arrive at the pro forma amounts (e.g. adjustment for excess depreciation and amortization due to step up, amortization of in-places leases, adjustment for revised calculation of straight-line rent, etc.). Each adjustment should have a reference to the notes which explains the need for the adjustment and how the adjustment is calculated.

RESPONSE: In response to this comment, the Unaudited Pro Forma Condensed Consolidated Statements of Operations have been revised to reflect historical operating data of entities involved and with respect to properties contributed such historical data is presented in accordance with regulation 3-14, with adjustments made to show the impact of the contributed properties. The historical operating data have been presented for both contributed assets in separate columns. The adjustments to the historical operating information to arrive at the pro forma results are aggregated, and explained in detail in the corresponding note. We respectfully request that you clear this comment.

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

September 25, 2009

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Adjustments to the Unaudited Pro Forma Condensed Consolidated Statement of Operations, page F-41

16.        Please provide to us a calculation of the weighted average shares outstanding presented within your pro forma financial statements and a reconciliation to the amounts presented within the annual and interim financial statements.

RESPONSE: In response to this comment, footnote “g” to the Unaudited Pro Forma Condensed Consolidated Statement of Operations provides the detail for the weighted average number of shares outstanding used in calculating pro forma earnings per share, and a summary of noncontrolling interests with a calculation of the percentage of noncontrolling interest to total equity to provide how the net loss allocable to noncontrolling interests is calculated. The unaudited pro forma weighted average shares outstanding as of June 30, 2009 include the initial issuance of 129,032 shares as if issued on January 1, 2009. The actual weighting of these shares was 41,347 for the six months ended June 30, 2009. We respectfully request that you clear this comment.

Prior Performance Tables

17.        We note your response to comment 52. Please revise to provide additional footnotes to fully explain the content of your aggregated disclosure of the multitenant assets. We may have further comment.

RESPONSE: In response to this comment, we have included a footnote to each of the Multi-Tenant Assets columns in the prior performance tables noting that such columns summarize eight multi-tenant office properties and one hotel property that were owned in programs sponsored by the Company’s sponsor. We respectfully request that you clear this comment.

Exhibits

18.        We note your response to comment 61. Please note that Item 601(b)(10) requires you to include every material contract that was entered into not more than two years before the filing of your registration statement. Please file the contribution agreements as previously requested.

RESPONSE: In response to this comment, we have filed the contribution agreements related to the Griffin properties as exhibits to the registration statement as part of Pre-Effective Amendment No. 2. We respectfully request that you clear this comment.

Exhibit 5.1 – Legal Opinion

19.        We note your response to prior comment 64; however, the second sentence of the next-to-last paragraph continues to suggest that investors may not be able to rely on the opinion. Please provide a revised opinion that omits any limitation on reliance.

RESPONSE: In response to this comment, we re-filed as an exhibit a revised legal opinion, which removes this second sentence of the next-to-last paragraph. We respectfully request that you clear this comment.

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

September 25, 2009

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Sincerely,

/s/ Michael K. Rafter

cc:	Duc Dang

Kevin A. Shields